SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: December 22, 2006	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Starts Patient Enrolment in U.K. Phase II Clinical Trial
CALGARY, AB — December 22, 2006 — Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that it has commenced patient enrolment in its U.K. Phase II clinical trial to evaluate the anti-tumour effects of direct injection of REOLYSIN® in combination with low-dose radiation in patients with advanced cancers.
“Today’s announcement marks the beginning of enrolment in the Company’s Phase II combination program, and the largest trial yet for REOLYSIN®,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Our intent with this particular trial is to further characterize the local and systemic anti-tumour effects that have been noted in our successful Phase Ia trial using REOLYSIN® in combination with radiation.”
The trial is an open-label, single-arm, multi-centre Phase II study of REOLYSIN® delivered via intratumoural injection to patients during treatment with low-dose radiotherapy. Up to 40 evaluable patients, including approximately 20 patients with head, neck and esophageal cancers, and approximately 20 patients with other advanced cancers, will be treated with two intratumoural doses of REOLYSIN® at 1x1010 TCID50 with a constant localized radiation dose of 20 Gy in five consecutive daily fractions. Eligible patients include those who have been diagnosed with advanced or metastatic cancers including head, neck and esophageal tumours that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists. The Phase II trial follows a successful Phase Ia combination REOLYSIN®/radiation trial in which enrolment was completed in June 2006. The Phase Ib portion of the combination trial is currently enrolling patients.
“Based on the encouraging interim results we have seen with this treatment combination, we are very eager to examine the anti-tumour effects of REOLYSIN® and low-dose radiation in a larger, multi-centre Phase II trial,” said Dr. Matt Coffey, Chief Scientific Officer of Oncolytics.
The Principal Investigator for the trial is Dr. Kevin Harrington of the Targeted Therapy Laboratory, Cancer Research UK Centre for Cell and Molecular Biology at The Institute of Cancer Research and Honorary Consultant in Clinical Oncology at The Royal Marsden NHS Foundation Trust. The investigators include Dr. Alan Melcher of the Cancer Research U.K. Clinical Centre at St. James’s University Hospital in Leeds, who is also a co-investigator in the Phase I combination trial. The trial will enroll patients at up to six sites, including the Royal Marsden, St. James’s, Southhampton University, and Christie hospitals in the U.K.

Future studies in Oncolytics’ combination program will include a variety of Phase I/II REOLYSIN®/chemotherapy combination trials.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation. For further information about Oncolytics, please visit www.oncolyticsbiotech.com
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.K. Phase II combination REOLYSIN®/radiation clinical trial, the planned combination REOLYSIN®/chemotherapy program and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Damian McIntosh
210, 1167 Kensington Cr NW	600 – 205 5th Ave. SW	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Calgary, AB, T2P 2V7	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 403.266.2453	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	dmcintosh@investorrelationsgroup.com